JOHN HANCOCK GLOBAL FUND

Exhibit - Item 77



Sub-Item 77.C.

(a)April 25, 2001
Special Meeting


On April 25, 2001 the shareholders of John Hancock Global Fund approved a new sub- investment management contract among the Fund, John Hancock Advisers, Inc. and Nicholas- Applegate Capital Management LP. (6,159,980.244 FOR; 2218,541.315 AGAINST; 443,032.540 ABSTAINING).